Exhibit 2.3

Asset Purchase Agreement

Between

Jining Huayi Light Industry Machinery Co., Ltd.

(as Seller)

and

Kadant Jining Light Machinery Co. Ltd.

(as Buyer)

Table of Contents

Article	Heading
Preamble

Article 1	Object of Sale and Purchase, Liabilities and Facilities

Article 2	Assignability, Consents and Release of Mortgages

Article 3	Transfer of Intellectual Property and Production Know-how

Article 4	Employment of Staff

Article 5	Non-Competition and Secrecy

Article 6	Purchase Price

Article 7	Payment Schedule

Article 8	Huayi’s Representations and Warranties

Article 9	Kadant WFOE’s Representations and Warranties

Article 10	Breach of Representation or Warranties and Indemnification

Article 11	Cooperation / Actions Necessary to Complete Transaction/Post-closing Covenants

Article 12	Risks and Benefits

Article 13	Closing and Conditions of Closing

Article 14	Effectiveness of the Agreement

Article 15	Termination

Article 16	Force Majeure

Article 17	Miscellaneous

Schedule 1	Purchased Assets

(a) Fixed Assets

(b) Inventory

(c) Customer Deposits

(d) Mortgaged Assets

(e) Intellectual Property

Schedule 2	Purchased Business

(a) Customer Lists

(b) Assigned Contracts

(c) Financial Statements

Schedule 3	List of Huayi Employees

Schedule 4	Leases to Third Parties

Schedule 5	List of Employees with 10 Years or Less to Retirement

Schedule 6	Regulations on Internal Retirement

Schedule 7	List of Shareholders

Schedule 8	Methodology to Determine Obsolete Inventory

Annex 1 Form of Land-use Right and Building Transfer Agreement

Annex 2 Agreement on Cancellation of Mortgage

Annex 3 Form of Shareholder Non-competition and Confidentiality Agreement

Annex 4 Standby Letter of Credit

This agreement (hereinafter the “Agreement”) is made and entered into on the 21st day of January, 2006 by and among

Kadant Jining Light Machinery Co. Ltd. , a wholly foreign owned enterprise established and existing under PRC laws and regulations with its registered address at No. 99 Jidian Road 1, High and New Technologies Industry Development Zone, Jining, Shandong 272023, People’s Republic of China (“China”)

(“Kadant WFOE”)

and

Jining Huayi Light Industry Machinery Company, a Chinese limited liability company with its legal address at No. 99 Jidian Road 1, High and New Technologies Industry Development Zone, Jining, Shandong 272023, China.

(“Huayi”)

Preamble

Whereas, Huayi is a manufacturer of machinery for paper mills and compound fertilizer companies in Shandong and has established a market and sales network throughout China;

Whereas, Kadant Inc. (“Kadant”) is a Delaware corporation with its address One Acton Place, Suite 202, Acton, Massachusetts 01720 United States of America (“USA”). Kadant is a major US manufacturing company and one of its product lines is the manufacture of stock-preparation systems and equipment (“Products”) used in the worldwide pulp and paper industry;

Whereas, Huayi desires to sell all of the related assets and business of Jining Huayi;

Whereas, Kadant intends to relocate its existing wholly foreign owned enterprise established in Beijing (“Kadant Beijing WFOE”) to purchase and acquire from Huayi the assets and business herein at the terms and subject to the conditions contained herein.

Therefore, the Parties agree as follows:

Article 1

Object of Sale and Purchase, Liabilities and Facilities

1.1	Subject to due fulfillment of all Conditions Of Closing (as hereinafter defined) Kadant WFOE agrees to buy from Huayi and Huayi agrees to sell to Kadant WOFE with effect from and as of the Closing Date (as hereinafter defined) the following assets and business (hereinafter collectively referred to as “Purchased Assets and Business”), which are composed of:

(a)	Huayi Main Assets – Huayi Main Assets shall include the following items:

•	All related land use rights relating to the properties located in Jining High & New Tech Industries Development Zone and Yanzhou and the buildings located thereon (Hereinafter collectively referred to as “Facilities”); property, plant and equipment, including factory equipment, office furniture, vehicles and transportation equipment, leasehold improvements, tooling, dies, molds and related tooling located on the Facilities (Hereinafter collectively referred to as “Fixed Assets”; A list of the Fixed Assets as described herein and their approximate values is attached as Schedule 1(a) attached hereto); Detailed information regarding the transfer of land use right and building for each Facility will be provided in Land-use Right and Building Transfer Agreement which is attached hereto as Annex 1.

•	finished goods, work-in-progress and raw materials inventory (Hereinafter collectively referred to as “Inventory”;

•	Intellectual property and other intangible assets, including all registered and unregistered patents, trademarks, trade names, domain names, trade secrets, copyrights, licenses, product designs, service marks, logos, manufacturing processes, production know-how and any other intellectual or intangible asset owned or used by Huayi (Hereinafter collectively referred to as “Intellectual Property”) as listed in Schedule 1 (e) hereto;

•	all customer deposits relating to contracts assumed by or assigned to Kadant WFOE pursuant to Article 1.2 hereto or for which shipment of equipment has not been made as of the Closing Date (as defined below) (all such customer deposits shall be listed on the date hereof on Schedule 1 (c) hereto); and

•	all assets located on the Facilities;

•	all other assets owned by Huayi and used in the operation of the Purchased Assets and Business whether located on the Facilities or elsewhere.

The Parties agree that notwithstanding the foregoing, the following assets of Huayi shall be retained by Huayi: (i) cash and cash equivalents (excluding customer deposits) and (ii) accounts receivable outstanding on the Closing Date.

(b)	Huayi Business – Huayi Business shall include the following items:

•	A list of all of the persons, whether individual, legal or other nature, to whom Huayi has sold or otherwise supplied products, directly or indirectly, after January 1st, 2004 until the Closing Date (individually, a “Customer” and collectively the “Customers”), including related information as to the unit and currency volume of such sales, the type of products so sold or supplied, the method of distribution and other relevant marketing and product information for each Customer (hereinafter the “Customer List”) as set forth in the Schedule entitled “Customer List” which is listed as Schedule 2 (a) hereto and shall be consistently updated by Huayi from signing this Agreement and the updated version be delivered to Kadant WFOE at the Closing Date;

•	Subject to all consents required from third persons, whether individual, legal or governmental authority, in form and manner so as to be effective under PRC law at the Closing Date, all rights, claims, benefits and interests of Huayi in and to all contracts and agreements in relation to delivery of products to Customers, in relation to distribution and agency for products and in relation to supply of raw materials which are not fulfilled by either of the contractual parties thereto at the Closing Date as set forth in Schedule entitled “Assigned Contracts” which shall be consistently updated by Huayi and be delivered by Huayi to Kadant WFOE on Closing and which have specifically been accepted by Kadant WFOE’s legal representative or authorized person on Closing by making a written mark “accepted by Kadant WFOE” in the Schedule entitled “Assigned Contracts” pursuant to Article 12.2 (collectively the “Assigned Contracts”) and which is listed as Schedule 2 (b) hereto

•	Books and records, including, without limitation, all files, invoices (or copies in case Huayi is required by applicable law to retain the original invoice), forms, accounts, correspondence, production records, technical, accounting, manufacturing and procedural manuals, studies, reports or summaries and other books and records relating to the Huayi Business and the Purchased Assets, and all documentation relating to Huayi’s Production Know-how, which has been reduced to writing or other tangible medium (collectively the “Business Records”).

1.2	Liabilities:

The Parties agree Huayi remains responsible for all responsibilities, obligations, accounts payable which shall mean any amounts owed for goods or services delivered or performed prior to the Closing (hereinafter “Accounts Payable”), the obligations of Huayi arising out of leases of the Facilities to third parties as listed on Schedule 4, warranties, undertakings, guarantees and liabilities (actual or contingent) including, but not limited to any taxes or levies relating to, associated with or arising from the Purchased Assets and Businesses or otherwise to be borne by Huayi, except those liabilities specially identified by the Parties in Schedule 2 and existing on Closing Date.

Taxes and fees arising from the transfer of the Huayi Assets shall be borne by the Parties in accordance with PRC law.

Subject to all consents required from third persons, whether individual, legal or governmental authority, in form and manner so as to be effective under PRC law at the Closing Date, Kadant WFOE shall assume all liabilities and obligations of Huayi arising under the terms of the Assigned Contracts (that Kadant WFOE has accepted on Closing as set out in Article 1.1 (b) and 2.1) but only to the extent such liabilities and obligations arise or accrue after the Closing Date in the ordinary and normal course of business and are consistent with the representations, warranties, covenants, obligations and agreements set forth in this Agreement, provided, however, that Kadant WFOE shall not assume or be responsible for any such liabilities or obligations which arise from breaches thereof or defaults thereunder by Huayi, including, without limitation, any liabilities, guarantees or warranties in relation to products or services delivered by Huayi under said Assigned Contracts prior to Closing Date, all of which liabilities and obligations shall remain and rest with Huayi as set out above in this Article.

Article 2

Assignability, Consents and Release of Mortgages

2.1

The contracts listed in the Schedule 2 (to be updated at closing) “Assigned Contracts” shall be delivered by Huayi to Kadant WFOE on Closing as set forth in Article 1.1. In case such contracts or agreements have only been concluded orally, the terms and conditions thereof shall be detailed in the Schedule “Assigned Contracts” as well. Before Closing Huayi shall have taken all actions necessary to assign all Assigned Contracts to Kadant WFOE including to obtain all consents, approvals, authorizations and other requirements (collectively “Consents”) necessary for the legally effective transfer of such contracts and, in case such contracts have been concluded by Huayi only orally, said Consents shall include the confirmation of the consenting party of the contractual terms and conditions of such contracts. In addition, Huayi shall from the Effectiveness Date (as hereinafter defined) provide Kadant WFOE with copies, if any, of such contracts.

In the event that specific contracts on the Assigned Contracts list cannot, despite the best efforts of the Parties, be assigned before Closing then this will not delay Closing but such specific contracts will continue to be conducted in the name of Huayi for a transition period until the contracts expire or are re-negotiated. Huayi will act only as an invoicing entity for the purposes of such specific contracts and shall outsource the execution of the contracts to Kadant WFOE at a cost equal to the invoiced amount. Kadant WFOE agrees that it shall 1) indemnify Huayi in respect of any liabilities related to such services provided by Kadant WFOE in the post-closing period; and 2) make up any tax costs incurred by such arrangement.

2.2	The Schedule entitled “Mortgaged Assets” attached hereto in Schedule 1 sets forth a list of all Purchased Assets, which are mortgaged to or otherwise encumbered by third party rights (hereinafter the “Mortgaged Assets”). Both Parties agree that the mortgage over the Mortgaged Assets shall be cancelled in accordance with the Agreement on Cancellation of Mortgage signed among Huayi, Kadant WFOE and relevant bank. Such Agreement is attached hereto as Annex 2. Huayi undertakes to deliver and transfer to Kadant WFOE, on Closing, the Mortgaged Assets free of any such third party rights as well as proof satisfactory to Kadant WFOE that any such third party rights have been cancelled with the competent authorities and the related entitled third parties.

Article 3

Transfer of Intellectual Property, and Production Know-How

3.1	For any registered (or registered application for) Intellectual Property as described in the Schedule “Intellectual Property” in Schedule 1, Huayi shall enter into assignment contract with Kadant and deliver all necessary documents to Kadant WFOE vest legal ownership and to allow Kadant WFOE to register the Intellectual Property in its name. Kadant shall be responsible to go through with the transfer formalities and pay relevant fees. Huayi shall cooperate with Kadant WFOE in such regard with reasonable efforts, including by signing any transfer instrument or other documents that may be required statutorily or by the competent authorities for such purposes.

3.2	In the event the Intellectual Property transfers cannot be registered by the time the other conditions of Closing are completed then this shall not delay Closing but the registration will need to be done promptly by Huayi and Kadant.

3.3	Further if the Intellectual Property is not registered by Closing then Huayi will grant to Kadant WFOE a worldwide exclusive and royalty free license to use the Intellectual Property until registered in Kadant WFOE’s name. Huayi will also agree to enforce the patents against third parties infringement if requested by Kadant WFOE at Kadant WFOE’s expense.

Huayi shall give reasonable assistance to Kadant as Kadant or Kadant WFOE requires to understand the production know-how included in “Intellectual Property” as set out in Article 1.1, as requested by Kadant or Kadant WFOE at any time during the one-year period following the Closing Date.

Article 4

Employment of Staff

4.1	Kadant WFOE agrees to take over all of the employees actively employed by Huayi on the Closing Date and who are willing to join the Kadant WFOE. A list of the Huayi Employees is attached hereto as Schedule 3. All employees who shall join the Kadant WFOE shall before Closing enter into:

(a)	new labor contracts with Kadant WFOE for a duration of not less than the remaining term of their employment contracts with Huayi, containing confidentiality provisions acceptable to Kadant WFOE.

Kadant WFOE will recognize Huayi Employee’s prior service with Jining Huayi (for purposes of calculating the severance payment required in compliance with Chinese law and relevant applicable regulations of Shandong province) in the event the employee is terminated after the Closing Date.

4.2	Kadant WFOE shall increase the salaries of the factory workers in amounts determined in its sole discretion after such Employees have joined Kadant WFOE. Although the Parties agree Kadant WFOE shall have no obligation to change the salaries of the other employees, Kadant WFOE undertakes that the salary of other employees will not be decreased on or after the Closing Date, unless their positions or responsibilities are changed.

4.3

Kadant WFOE will agree to provide an allowance to employees with 10 years or less to retirement identified in Schedule 5 who are notified after the Closing Date by Kadant WFOE that their services are no longer necessary, provided that employees who are Shareholders shall be required to sign Annex 3 as a condition to receiving such allowance. During the period from notification until the employee’s retirement date, Employees in Schedule 5(a) shall receive an amount equal to an average of 700 RMB/month in gross, Employees in Schedule 5(b) shall receive an average of 900 RMB/month in gross. Employees shall not be entitled to such any other salary or other wage compensation. The allowance will be calculated individually consistent with the formula in relation to Jining Huayi’s currently applicable regulations on internal retirement which is attached hereto as Schedule 6. Kadant WFOE will pay social insurance and housing allowance in accordance with Chinese law.

Article 5

Non-Competition and Secrecy

5.1	After the Closing Date and for a period of 10 years for Huayi and for a period of 3 years the Shareholders (listed on Schedule 7 attached hereto) shall not directly or indirectly:

(a)	engage in manufacturing businesses related to the machinery and parts manufacture, sales and sevices related business that competes with the Kadant or the Huayi Business (the “Machinery Business”);

(b)	make use of the Intellectual Property other than to transfer such to Kadant WFOE;

(c)	establish or acquire an enterprise or other business unit which competes with the Machinery Business;

(d)	compete, directly or indirectly, through employment, ownership or otherwise in any other manner with the Machinery Business; or

(e)	establish or invest in any facilities to produce, distribute or sell or which provide after-sales service, installation or other services for the Machinery Business.

such non-competition being applicable to People’s Republic of China including Hong Kong SAR, Macao SAR, Taiwan (hereinafter the “Territory”).

The Shareholders as listed in Schedule 7 and Huayi shall enter into non-compete and confidentiality agreements in the form of Annex 3 hereto. The non-competition agreements shall provide that Kadant shall be entitled to make a deduction against a breaching party’s share of the Escrow Fund.

In order to secure the non-competition as per Article 5.1 Huayi and the Shareholder undertake to amend Huayi’s current business scope so as to exclude the Huayi Business as of the Closing Date, and to deliver to Kadant WFOE, on Closing, a certified copy of Huayi’s accordingly revised articles of association and business license.

In the event that this Agreement does not become effective in specified term or is terminated, or the Closing does not complete then Huayi shall be entitled to revise its business scope to its original wording. Kadant shall provide all necessary assistance.

5.2	Obligation of Secrecy

(a)	Kadant WFOE, Huayi and the Shareholders acknowledge that in connection with their association with the Huayi Business, they have confidential information pertaining to the Huayi Business. Kadant WFOE, Huayi and the Shareholders each undertake to keep strictly confidential both, all Intellectual Property as well as all information of a confidential nature pertaining to the business of Huayi (hereinafter collectively the “Confidential Information”), and that none of Kadant WFOE, Huayi, the Shareholders or their affiliates will disclose, directly or indirectly, any Confidential Information to any person or entity, except to only use such Confidential Information to the extent as this is indispensably required for the due performance of this Agreement. Kadant WFOE, Huayi and the Shareholders commit themselves to prevent unauthorized third parties from getting access to such Confidential Information and documents related thereto.

(b)	If the transfer of some Confidential Information to third parties is indispensably required for the due performance of this Agreement then Kadant WFOE, Huayi and/or the Shareholders shall do so only with the prior express written consent of the other parties. In addition, Kadant WFOE, Huayi and the Shareholders shall in any such case keep account of the whereabouts of the said Confidential Information and shall deliver to Kadant WFOE promptly at any time that Kadant WFOE may so request, all memoranda, notes, records (including electronic data records), report and other documents (and all copies thereof) relating to the Confidential Information which they may then possess or have within their control.

(c)	The obligation of secrecy set out in Article 5.2 herein shall survive any termination of this Agreement and shall remain in place until November 3rd, 2015.

(d)	The foregoing provisions shall not apply to Kadant WFOE, Huayi and the Shareholders to the extent Kadant WFOE or Huayi and/or the Shareholders proves that

(aa)	the Confidential Information was rightfully disclosed to Kadant WFOE or Huayi and/or the Shareholders after the Closing Date by a third party through no fault of Kadant WFOE or Huayi and/or the Shareholder and without the third party having any obligation of confidentiality or restriction of use therefrom; or

(bb)	the Confidential Information at the time of transfer was already generally known to the public through no fault of Kadant WFOE or Huayi or the Shareholders; or

(cc)	the Confidential Information after transfer becomes publicly known other than as a result of a breach of this Agreement or other confidentiality obligation of Kadant WFOE or Huayi and/or the Shareholders are bound to.

Kadant WFOE, Huayi and the Shareholders shall, however, not be entitled to make the objection that the Confidential Information had already be known to it or had been rightfully disclosed by a third party, if the relevant party fail in such case to inform the other Party in writing, by stating the relevant circumstances, within a period of 2 (two) weeks after transfer of such Confidential Information in case of prior knowledge, or within a period of 2 (two) weeks after disclosure by a third party.

5.3	In the event of any violation or threatened violation of the covenants contained in this Article 5, in addition to any other remedy available at law or in equity, the affected party shall (i) have the right and remedy of specific enforcement, including injunctive relief, it being acknowledged and agreed that any such violation or threatened violation will cause irreparable injury and that monetary damages will not provide an adequate remedy, and (ii) if successful in its claim again the violating party, be reimbursed by the violating party for the actual costs and expenses incurred in pursuing rights under this Article 5, including reasonable attorneys’ fees and other litigation expenses incurred.

Article 6

Purchase Price

6.1	The purchase price (hereinafter the “Preliminary Purchase Price”) for the Purchased Assets and Business is RMB 156,161,923.

The Preliminary Purchase Price is comprised of:

Fixed Assets = 94,947,769 RMB, the net book value as of October 14, 2005

Inventory = 19,214,154 RMB, the book value as of January 12, 2006

Huayi Business = 42,000,000 RMB

6.2	The Preliminary Purchase Price shall be adjusted upon Closing in accordance with the following stipulations:

Fixed Assets – On Closing the value of the Fixed Assets will be reduced to reflect depreciation and amortization from October 1, 2005 to Closing Date, using Huayi past practices so long as in accordance with generally accepted accounting principles as applied in China. The Preliminary Purchase Price shall be adjusted to reflect change of fixed assets. In addition, in the event of any sale (whether or not Kadant WFOE has consented to such sale) or disposal or destruction or theft of any Fixed Assets from October 1, 2005 to the Closing Date, shall result in an adjustment to the Preliminary Purchase Price equal to the greater of the (i) value of the fixed asset on Schedule 1 or (ii) the price received by Huayi upon the sale or disposal.

Inventory – The Parties have agreed and valued the Inventory existing as of January 12, 2006 using the methodology set forth on Schedule 8 and exhibits thereto (the “Initial Inventory Value”). On or within 7 days prior to the Closing Date the Parties shall conduct a physical count of the Inventory then existing (the “Closing Inventory Value”) and value that inventory using the same methodology and applied in a manner consistent with Schedule 8. The Preliminary Purchase Price will be adjusted to reflect any changes in the value of the Closing Inventory Value from the Initial Inventory Value.

In addition destruction or theft of the Inventory prior to Closing will result in an adjustment of a relevant amount from the Preliminary Purchase Price.

The Preliminary Purchase Price after being adjusted in accordance with Article 6.2 hereof shall be the “Final Purchase Price”.

Article 7

Payment Schedule

7.1	The Parties agree that the Final Purchase Price shall be paid by Kadant WFOE to Huayi in accordance with the following stipulations:

(a)	An amount required to cancel the mortgage shall be paid in accordance with Article 13.2(l) hereof and the Agreement on Cancellation of Mortgage to Kadant WFOE’s special account (Fund to Cancel Mortgage);

(b)	An amount equal to the total payments received from customers in connection with Assigned Contracts shall be deducted and paid to Kadant WFOE;

(c)	80% of the Final Purchase Price minus (i) the Fund to Cancel Mortgage in Article 7.1(a) and (ii) the amount to be paid to Kadant WFOE In Article 7.1(b), shall be paid to a bank account designated by Huayi on the Closing Date;

(d)	20% of the Final Purchase Price shall be paid through the issuance of a letter of credit issued by JP Morgan Chase, Hong Kong branch (the “LC Bank”) on the Closing Date (“Escrow Fund”). The Escrow Fund shall be evidenced by a standby letter of credit in the form attached hereto as Annex 4 (the “Letter of Credit”), and entered into by Huayi, Kadant WFOE and LC Bank. Kadant WFOE shall be solely responsible for the cost of the Letter of Credit. The Letter of Credit may be drawn upon in installments by Huayi and in the amounts set forth in Article 7.2 hereof, upon certification in writing, signed and duly authenticated, by both Huayi and Kadant WFOE that one or more of the conditions set forth in Article 7.2 hereof have been satisfied. In the event that Kadant WFOE shall be entitled to any payments against the amounts set aside in Article 7.2 hereof, the Parties agree that they will execute and sign instructions to the LC Bank to amend and reduce the amount of the Escrow Fund and the Letter of Credit by such amount.

(c)	It shall be a pre-condition to payment of each installment of the Purchase Price that Huayi shall issue qualified “official” Chinese tax authorities registered invoices, in accordance with the Chinese tax laws, to Kadant WFOE.

(d)	Taxes and fees arising from the transfer of the Huayi Assets shall be borne by the Parties in accordance with PRC law. However, Kadant shall be responsible for VAT arising out of purchasing the Inventory.

7.2	The Escrow Fund shall be payable in installments in the following amounts and upon satisfaction of the conditions set forth below, as follows:

(a)	Twenty percent (20%) of the Escrow Fund will be held for 18 months from the Closing Date and allocated for breaches of the Shareholder Non-competition and Confidentiality Agreement (Annex 3). If a Shareholder breaches the Shareholder Non-competition and Confidentiality Agreement, Kadant WFOE shall be entitled to liquidated damages equal in amount to such Shareholder’s proportionate share of the Escrow Fund under this Article 7.2(a).

(b)	Twenty-five percent (25%) of the Escrow Fund will be held for 12 months from the Closing Date (or such earlier date as Huayi shall have paid 100% of the

Accounts Payable) and allocated for non-payment of the Accounts Payable (related to running of the Kadant WFOE business and productions. If before the end of the 12 months, Huayi shall have paid 100% of the Accounts Payable, the portion of the Escrow Fund allocated under this Article 7.2(b) shall be released to Huayi. If by the end of the 12 months, 100% of the Accounts Payable existing on the Closing Date are still unpaid by Huayi, then Kadant WFOE shall be entitled to pay on Huayi’s behalf such unpaid Accounts Payable and be reimbursed from the portion of the Escrow Fund allocated under this Article 7.2(b). If such allocation is insufficient to pay such unpaid Accounts Payable, Kadant WFOE shall be reimbursed from the portion of the Escrow Fund allocated under Article 7.2(e) for unforeseen events. Huayi will provide to Kadant WFOE a list of Accounts Payable existing on the Closing Date.

(c)	Ten percent (10%) of the Escrow Fund will be held until Kadant WFOE shall have acquired the environmental document or certificate allowing its operation issued by the appropriate environmental authority for each of the Facilities and it may contain suggestions or recommendations but contains no requirement to make compulsory improvements on the existing environmental facilities. Such environmental document or certificate will be issued within 12 months or the portion of the Escrow Fund allocated under Section 7.2(c) shall be reimbursed to Kadant WFOE.

(d)	Thirty percent (30%) of the Escrow Fund will be allocated for warranty claims on equipment sold prior to the Closing Date (“Warranty Claims”). Fifty percent (50%) of such allocated amount, less the value of any Warranty Claims (consisting of costs of services and equipment) not previously paid to Kadant WFOE under Article 11.8 hereof, shall be released 9 months after the Closing Date. The remaining fifty percent (50%) of such allocated amount, less the value of any Warranty Claims not previously paid to Kadant WFOE under Article 11.8 hereof, shall be released 18 months after the Closing Date.

(e)	Fifteen percent (15%) of the Escrow Fund will be allocated for unforeseen claims and held for 12 months after the Closing Date. Kadant WFOE will be entitled to reimbursement from the portion of the Escrow Fund allocated under this Article 7.2 (e) for amounts owed by Huayi to Kadant WFOE due to any failure of Huayi to meet any representations, warranties or guarantees given hereunder or unforeseen events relating to the operation of the Huayi Business by Kadant WFOE, such as permits and licenses, litigation and claims against the business or similar events.

The Parties agree that the Letter of Credit shall be amended to reduce the amount of the Letter of Credit by the amounts of any payments owed to Kadant WFOE under this Article 7.2 prior to any disbursement to Huayi under this Article 7.2. Documents shall be presented to the LC Bank for payment of the Escrow Fund within one month of demand by either Party.

Article 8

Huayi Representations and Warranties

Huayi represents, warrants and guarantees that the following is true and complete on the date hereof and will be true and complete on the Closing Date, unless otherwise specified hereinafter:

8.1	Assets

(a)	Huayi has good and marketable title to the Huayi Main Assets. The Huayi Main Assets shall be transferred free and clear of all liens and encumbrances, mortgages, pledges and clear of all claims, charges, security interest, options, rights, restrictions or any other interests or title to said Purchased Assets and Inventory and all consents, approvals or authorizations are required by any third party or authority for Huayi to transfer and assign these as contemplated hereunder have been obtained except for Intellectual Property Rights. Huayi has leased a portion of the Facilities (as described in Schedule 1(a)) to third parties as identified on Schedule1(a). Other than as listed on Schedule4 there exist no leases, oral or in writing, of any portion of the Facilities (as described in Schedule 1 (a)) to a third party on the date hereof or on the Closing Date.

(b)	All Huayi Main Assets will be in normal operating condition at Closing. Huayi will be responsible for all repair and maintenance costs up to Closing.

(c)	The Huayi Main Assets constitute the entire assets dedicated to the Huayi Business, (refer to schedule 1(a)) desirable and required to operate the Huayi Business including, without limitation, to manufacture Products in the required quality and specification.

(d)	The Inventory consists of items of a quality and quantity usable or saleable in the ordinary course of business. From October 14, 2005 until Closing Huayi shall only create Inventory against sales orders.

(e)	The Huayi Main Assets are listed as assets on Huayi’s ledgers, have been treated and managed as assets and used as such by Huayi.

(f)	No customs or other duties or levies are due in relation to the Huayi Main Assets.

8.2	Intellectual Property

(a)	The Schedule entitled “Intellectual Property” in Schedule 1 is true and complete. Agreements in relation to the transfer of the utility models and trademarks have been duly signed and submitted to Kadant WFOE. In addition Huayi shall provide all necessary assistance to Kadant WFOE to implement the registration but Huayi does not guarantee the registration.

(b)	So far no claims have been asserted against Huayi, which are based upon the allegation that the Huayi Business infringes intellectual property rights of third parties.

(c)	Huayi has not granted a license or transferred the Intellectual Property to any other party.

(d)	In case any part of the Intellectual Property is not transferred to Kadant WFOE then Huayi shall grant a worldwide exclusive and royalty free license to use the Intellectual Property until registered in Kadant WFOE’s name.

8.3	Environmental Matters

(a)	The discharge of Huayi’s wastewater to public disposal system is compliant with applicable standards (except for ammonia and nitrogen) and evidenced by a relevant certificate issued by the competent authorities.

(b)	Jining Huayi’s waste gas has no negative impact on its current production and operation. Huayi has all environmental permits, licenses and authorizations necessary to conduct the Huayi Business.

(c)	Huayi knows of no changes of such provisions or revocation or withdrawal of any licenses being contemplated which would adversely affect the Business or Kadant WFOE’s operations after the Closing Date.

(d)	Huayi, the Facilities and the Fixed Assets (whether owned or leased) are substantially in conformity with all applicable environmental, hazardous substances and occupation safety laws, rule, regulations and orders.

8.4	Assigned Contracts

(a)	The Schedule entitled “Assigned Contracts” in Schedule 2 and the copies of the Contracts provided by Huayi to Kadant WFOE pursuant to Article 2.1 are true and complete including, without limitation, the terms and conditions of any orally concluded contract as reflected in such Schedule.

(b)	The Assigned Contracts are valid and legally binding, and there exist no (side) agreements, in whatever form or manner, in relation to the subject matter of said contracts which have not been explicitly outlined in the Schedule entitled “Assigned Contracts” with the contractual partners thereof. Huayi shall be responsible for any breaches on its part of the Assigned Contracts before Closing.

(c)	The sale price in the Assigned Contracts exceeds the estimated costs of manufacturing pursuant to Huayi’s existing accounting methods.

Huayi represents that no prepayments have been accepted other than the customer deposits listed in Schedule 1 (c). Huayi represents that all customer deposits and prepayments listed in Schedule 1 (c) shall be transferred to Kadant WFOE. Huayi further represents and covenants that in the event a customer accidentally pays Huayi for products delivered or services performed by Kadant WFOE after Closing then Huayi shall immediately remit such funds to Kadant WFOE.

(c)	The Consents of Persons to be provided by Huayi to Kadant WFOE on Closing are true and complete.

(d)	Huayi is not aware of any valid objections from the contractual parties of the Assigned Contracts in relation to the rights, interests and benefits to be assigned and transferred by Huayi to Kadant WFOE hereunder, other than those explicitly set forth in the Schedule entitled “Assigned Contracts”.

8.5	Customers List

The Customers List is true and complete. Upon Closing Date, Huayi will transfer any written customer inquiries to Huayi in relation to the supply of Products or services in connection with the Business to Kadant WFOE and promptly forward any Customers’ offer, invitation to tender, or inquiry for Products to Kadant WFOE. Huayi will use its best efforts to transfer any telephone inquiries to Kadant WFOE. Huayi has not lost any significant customer or supplier since January 1, 2005 unless disclosed in Schedule 2(a).

8.6	Compliance with law and contract

(a)	Huayi is a corporation duly organized, validly existing and in good standing under the laws of the People’s Republic of China and has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. This Agreement, the execution and delivery hereof by Huayi, the sale and transfer of the Purchased Assets as herein provided and the performance by Huayi of its obligations and undertakings hereunder have been duly authorized and approved by all requisite corporate action. This Agreement and all of the documents and instruments to which Huayi is a party have been duly executed and delivered by Huayi and constitute the legal, valid and binding obligations of Huayi, enforceable against Huayi in accordance with their terms. The execution of this Agreement and the consummations of the transactions contemplated hereby do not violate (i) the provisions of any contract, arrangement or instrument to which Huayi or any of its affiliates is a party or by which any of them or their assets are bound, (ii) any order, decree or judgment of any court or governmental body having jurisdiction over Huayi or any of its affiliates, or (iii) any law or regulation applicable to Huayi or any of its affiliates.

(b)	There is no suit, claim, action or proceeding now pending or threatened in relation to the Huayi Main Assets or Huayi Business before any court, administrative or regulatory body, governmental agency, arbitration or mediation panel or similar body, nor are there, to Huayi’s best knowledge, any grounds therefore, to which Huayi in connection with the Huayi Business and/or the Huayi Main Assets is party or which may result in any judgment, order, decree, liability, award or other determination which will, or could, have any adverse effect upon any Huayi Main Assets or upon the operations of Kadant WFOE. No such judgment, order, decree or award has been entered against Huayi or has any such liability been incurred which has, or could have, such effect. There is no claim, action or proceeding now pending or threatened before any court, grand jury, administrative or regulatory body, governmental agency, arbitration or mediation panel or similar body which will, prevent or hamper the consummation of the transactions contemplated by this Agreement.

(c)	Any and all governmental permits and consents required by any authority, or statutorily required, or desirable (if any) to operate the Business are properly granted, except for the registration of the Intellectual Property.

(d)	Due performance of this Agreement (except for assignment of the Assigned Contracts) thereof does not lead to any breach of any agreement or contract, of whichever kind and nature, to which Huayi is a party.

(e)	For the effectiveness of this Agreement no governmental approval or consent will be required other than those set forth in Article 13.1, if any.

8.7	Nothing in connection or associated with the Huayi Main Assets can lead to an objection of any competent authority to grant Kadant WFOE any license, permit or other authorization required by law, regulations or authorities in charge to operate the Purchased Assets, to fulfill Assigned Contracts and to conduct Kadant WFOE’s operations, including, without limitation, to manufacture and supply Products.

8.8	Negative covenants

From the date of signing of this Agreement until Closing Date, Huayi will not without the prior written consent of Kadant WFOE

(a)	execute, change, amend, or terminate, open orders relating to the Business or any Assigned Contracts or other contracts;

(b)	materially alter terms of supply applicable to, or prices charged to, Customers and customers of the Business;

(c)	lease out, dispose of, create any encumbrance, lien or other right, of whichever nature and kind, with respect to the Purchased Assets and the Facilities;

(d)	build up Inventory or create Inventory for other than written contractual obligations for the delivery of products in the ordinary course of business;

(e)	cause any events which might result in the representations, warranties and guarantees given by Huayi under this Agreement no longer being true;

(f)	act outside of their ordinary course of business or enter into or perform any transactions not within the ordinary course of business.

8.09	Huayi has paid all social contribution requirements for their employees in accordance with applicable PRC law up to the Closing Date.

8.10	The Business Records are complete and in good order and do not contain any false or misleading information.

Huayi has delivered to Kadant the financial statements and financial information described on Schedule 2(c) (collectively, the “Financial Statements”). The Financial Statements are complete and accurate and fairly present in all material respects the financial condition of Huayi as of the dates of the respective Financial Statements and the results of operations of Huayi for the periods to which the Financial Statements relate, and have been prepared in accordance with generally accepted accounting principles consistently applied.

From latest financial statement date to the Closing date there has been no material negative changes to Huayi’s business development perspective and financial status.

8.11	Huayi will duly and timely fulfill all its obligations set out in this Agreement and any Schedule and Annex thereto. Huayi will also promptly fulfill all obligations in respect of payables in relation to the Huayi Business existing as of Closing and also to pay Kadant WFOE for warranty work carried out by Kadant WFOE for equipment shipped prior to Closing.

8.12	The Schedules, Annexes, documents and information which have been made available by Huayi to Kadant WFOE hereunder are true and complete. Huayi has provided Kadant WFOE with all material information in relation to Huayi Main Assets and Huayi Business.

Article 9

Kadant WFOE Representation and Warranties

Kadant WFOE represents, warrants and guarantees:

9.1	Kadant WFOE and its affiliates will be the only entities invested by Kadant Inc. to manufacture and subcontract stock-preparation equipment for use in the pulp and paper industry in China for ten years as of November 3rd 2005.

9.2	offer employment to the current employees of Huayi in accordance with Article 4.1. In addition Kadant WFOE shall increase the salaries of the Factory Workers and pay salaries to other employees as per Article 4.2 after such employees have joined Kadant WFOE and to comply with the provisions of Article 4.3.

9.3	make payment of the purchase price in accordance with the terms and conditions outlined herein.

9.4	co-operate in the event the transaction cannot proceed to reverse the relevant actions i.e. having relevant certificates returned to the name of Huayi.

Article 10

Breach of Representation or Warranties and Indemnification

Without prejudice to any other rights of the non-breaching party including, without limitation, the non-breaching party’s right to terminate this Agreement as set out hereunder, the breaching party agrees to indemnify and hold harmless non-breaching party upon non-breaching party’s first demand from and against all losses, liabilities, costs, damages, and all claims of whichever kind and nature, asserted by any third party or governmental authority against or incurred by non-breaching party and resulting from the breach by the breaching party of any of the breaching party’s representations, warranties, guarantees or any other obligation of the breaching party under this Agreement or in relation to responsibilities and liabilities that according to this Agreement shall remain and/or rest with the breaching party.

Article 11

Cooperation / Actions Necessary to Complete Transaction/Post-closing Covenants

11.1	The Parties shall cooperate in order to enable Kadant WFOE to continue the business relationships with the customers of the Huayi Business, in particular to introduce Kadant WFOE to the circle of customers commencing from Effectiveness of this Agreement and for six (6) months after the Closing Date. Huayi agrees to provide all reasonable assistance to implement the transaction as set out in this Agreement.

11.2	As of the Closing Date and upon request of Kadant WFOE and Huayi shall sign all documents and issue all declarations, which are necessary, appropriate or desirable to duly perform the transactions contemplated in this Agreement.

11.3	The Parties shall, also after the Closing Date, execute and deliver such documents or instruments and do such other things and acts as may still be necessary or desirable to perform and fully carry out the terms and purposes of this Agreement.

11.4	Huayi shall assist Kadant WFOE with best efforts to obtain any permits, licenses or other authorizations which may statutorily, or by any competent authority, be required for Kadant WFOE to operate the Purchased Assets, fulfill the Assigned Contracts, including, without limitation, to manufacture and deliver Products, and to conduct its operation.

11.5	Prior to the Closing Date, Kadant WFOE will explore the possibility of reaching a cooperation agreement with the tenant of the canteen located in the Facilities. However, in the event that Kadant WFOE is unable to reach a cooperation agreement by the Closing Date, Huayi will be obligated to terminate the canteen lease and pay any and all compensations for termination, including for decorations before Closing. In that case Kadant WFOE agrees to contribute half of the compensation for the canteen decorations, however no higher than RMB 200,000. Kadant WFOE shall make the above payment to Huayi within 5 days after the building title certificate is issued. Kadant WFOE and Huayi agree the canteen operator will have three months time to leave the premises after termination. Huayi will bear half the foregone rental income.

11.6	Huayi has the right to use the name “Huayi” in its corporate name for a period of five (5) years commencing on the Closing Date, for the limited purpose of collecting accounts receivable and leasing/dispose of remaining assets of Huayi (such remaining assets shall not include inventory); provided however, that Huayi may not represent that it is the owner or operator of the Kadant WFOE or the Huayi Business and may not take any action that harms the relationship of Kadant WFOE with its customers. Huayi shall protect and hold harmless Kadant WFOE from all claims arising from their use of the Huayi name.

11.7	It is Kadant’s intent to use the assets acquired from Huayi to continue the business at the Facilities to manufacture stock-preparation equipment for use in the China pulp and paper industry. Kadant undertakes that Kadant WFOE and its affiliates will be the only entities invested by Kadant to manufacture and subcontract stock-preparation equipment for use in the pulp and paper industry in China for ten years as of November 3rd 2005.

11.8	Kadant WFOE will provide reasonable cooperation and assistance to Huayi upon request in providing services for warranty claims occurring in the warranty period for sales of equipment arising prior to the Closing Date or in collecting accounts receivable. Huayi will compensate Kadant WFOE for assistance on issues occurred in the warranty period equal to the cost of the services and equipment provided, payable within 30 days of invoice. In the event Huayi does not respond to the customer’s satisfaction, Kadant WFOE has the right to respond to the warranty claim and be compensated for the cost of the services and equipment from Huayi.

Article 12

Risks and Benefits

The ownership and title of the Purchased Assets and the risks, benefits and charges relating to operation of the Purchased Assets shall pass to Kadant WFOE with effect as of the Closing Date.

Article 13

Closing and Conditions of Closing

13.1	The “Closing” means the consummation of the transaction contemplated by this Agreement and shall take place immediately after the last of the conditions precedent set forth below in Article 13.2 (collectively the “Conditions of Closing”) has been duly fulfilled and Kadant WFOE has made payment in accordance in with this Agreement. The Closing shall commence at Huayi’s facilities immediately after Effectiveness on a certain date the Parties may agree upon in writing. The “Closing Date” shall be the calendar day on which the last condition of the Conditions of Closing has been fulfilled and this fact been confirmed by Kadant WFOE and Huayi in writing. For the avoidance of doubt, the Parties explicitly agree that said confirmation does not release Huayi or Kadant WFOE from any obligations, representations or warranties as set out in Article 8, Article 9, Article 4 and Article 6 hereunder.

13.2	On Closing the following conditions precedent shall be duly fulfilled according to the terms of this Agreement:

(a)	Huayi and Kadant WFOE shall not be in breach of any of the terms or provision of this Agreement;

(b)	Kadant WFOE has obtained a revised business license issued by Jining AIC, and Kadant WFOE shall have delivered to Huayi a certified copy of the written resolution of the Kadant WFOE’s board of directors in accordance with Kadant WFOE’s Articles of Association then valid, which agrees to and approves this Agreement and the stipulations contained therein, and the authorized representative of Kadant WFOE shall have signed this Agreement;

(c)	there has not been any material adverse change in the business, prospects or financial condition of Huayi until the time of Closing;

(d)	All Schedules and Annexes have been completed and submitted to Kadant WFOE;

(e)	Huayi has delivered to Kadant WFOE the following documents in accordance with this Agreement and both Parties have signed thereon as detailed herein:

(aa)	A certified copy of Huayi’s business license currently valid and in full compliance with Article 5.1;

(bb)	A certified copy of Huayi’s articles of association currently valid and in full compliance with Article 5.1;

(cc)	The final version of the Schedule entitled “Customer List”;

(dd)	The Annex 1 “Land-use Right and Building Transfer Agreement attached hereto (only the draft is attached) has been signed by Huayi and Kadant WFOE for each Facility;

(ee)	The Annex 2 “Agreement on Cancellation of Mortgage” attached hereto (only the draft is attached) has been signed by Huayi and Kadant WFOE and the relevant bank

(ff)	All documents for the transfer and the relevant licenses as per Article 3.1;

(f)	Kadant WFOE and the Employees have entered into and signed employment contracts as provided for in Article 4.1 commencing as of the Closing Date and Kadant WFOE has received evidence from Huayi that the termination of the Employee’s employment with Huayi has been recorded with the competent authorities accordingly;

(g)	The Shareholders listed in Schedule 7 shall have entered into agreements acknowledging to be bound by this Agreement in particular with respect of Articles 5 & 10;

(h)	The Parties have conducted a physical examination on the Inventory of all Fixed Assets. A related takeover protocol been signed by the Parties;

(i)	Kadant WFOE has (i) received the Schedule entitled “Assigned Contracts” which fully complies with the stipulations of this Agreement, (ii) received the original contracts and agreements, if any, (iii) received all consents required to effectively transfer the Assigned Contracts under PRC law;

(j)	The Parties have jointly conducted a physical check of the Business Records transferred pursuant to Article 1.1;

(k)	Huayi shall have delivered to Kadant WFOE the Purchased Assets (except for the Intellectual Property) and the Facilities;

(l)	Huayi shall have terminated all leases to third parties of all or a portion of the Facilities outstanding on or before the Closing Date as identified on Schedule 4, and paid all compensations due or liquidated damages arising therefrom (except for canteen as dealt with in Article 11.5);

(m)	Upon fulfillment of all other Conditions of Closing other than (o) Kadant WFOE shall transfer sufficient funds to cancel the mortgage to a special account in accordance with Annex 2;

(n)	Upon fulfillment of all other Conditions of Closing, the mortgage over the Mortgaged Asset has been i) cancelled by Huayi and the related bank, ii) registered by the competent authority and iii) Kadant WFOE has received a related certificate issued by the competent authorities that said mortgages have been cancelled;

(o)	Huayi will issue to qualified “official” Chinese tax authorities, with a copy to Kadant WFOE, registered invoices each time an amount of the Purchase Price is paid by Kadant WFOE on the Closing Date, or thereafter upon each distribution of Escrow Funds to Huayi pursuant to the Escrow Agreement. The total amount of said invoices shall aggregate the total amount of the Final Purchase Price. Taxes and fees arising from the transfer of the Huayi Assets shall be borne by the Parties in accordance with PRC law. However, Kadant shall be responsible for VAT arising out of purchasing the inventory.

Article 14

Effectiveness of the Agreement

14.1	This Agreement shall become effective on the date this Agreement has been signed by duly authorized representatives of Huayi and Kadant Inc. on behalf of the Kadant WFOE (hereinafter the “Effectiveness Date” or “Effectiveness”).

14.2	Within 30 days of the Effectiveness Date, the following shall have occurred:

(a)	Kadant WFOE will have received a certified copy of the written resolution of Huayi’s board of directors and of Huayi’s shareholders’ meeting in accordance with Huayi’s articles of association then valid, which approve this Agreement and the stipulations contained therein;

(b)	Huayi will have received a written resolution of Kadant Inc.’s board of directors in accordance with Kadant Inc.’s Certificate of Incorporation then valid, which agrees to and approves this Agreement and the stipulations contained therein;

Article 15

Termination

15.1	This Agreement and the transactions contemplated hereby may be terminated only at any time prior to Closing:

(a)	By mutual written consent of Huayi and Kadant WFOE;

(b)	Either Party if the Closing shall not have occurred within four months after Effectiveness (hereinafter the “Termination Date”);

(c)	By non-breaching party, if there has been a material breach by the other party of any of its representations, warranties, guarantees, covenants, or obligations;

(d)	By Kadant WFOE, if since the Effectiveness Date there has been a material adverse change, in the condition (financial or otherwise), business, assets, properties, operations or prospects of Huayi or the Huayi Business;

(e)	By that Party which is not affected by Force Majeure as set forth in Article 16, if the conditions or consequences of Force Majeure (as hereinafter defined) significantly prevail for a period in excess of six (6) months and the Party have been unable to find an equitable solution pursuant to Article 16 hereof within two (2) weeks after the occurrence of the Force Majeure events;

15.2	If this Agreement is terminated pursuant to Article 15.1, written notice thereof shall forthwith be given to the other Party and this Agreement shall thereafter become null and void and all further obligations of the Parties under this Agreement shall terminate without further liability of the Parties, except that (i) the obligation of both parties in relation to Confidential Information as set out in Article 5.2 and the obligations of the Parties under Article 17.9 shall survive such termination, and (ii) such termination shall not constitute a waiver by any Party of any claim it may have for damages caused by reason of, or relieve any Party from liability for, any breach of this Agreement prior to termination under Article 15.1.

Article 16

Force Majeure

16.1	“Force Majeure” shall mean all events which are beyond the control of a Party to this Agreement, and which are unforeseen, unavoidable or insurmountable, and which arise after the Effectiveness Date and which prevent total or partial performance by any Party. Such events shall include earthquakes, typhoons, flood, fire, war, epidemics, governmentally-imposed travel restrictions or bans, or any other events which cannot be foreseen, prevented or controlled, including events which are accepted as Force Majeure in general international commercial practice.

16.2	Consequences of Force Majeure

(a)	If an event of Force Majeure occurs, a Party’s contractual obligations affected by such an event under this Agreement shall be suspended during the period of delay caused by the Force Majeure and shall be automatically extended, without penalty, for a period equal to such suspension.

(b)	The Party claiming Force Majeure shall promptly inform the other Party in writing and shall furnish within ten (10) days thereafter sufficient proof of the occurrence and duration of such Force Majeure. The Party claiming Force Majeure shall also use all reasonable endeavors to terminate the Force Majeure.

(c)	In the event of Force Majeure, the Parties shall immediately consult with each other in order to find an equitable solution and shall use all reasonable endeavors to minimize the consequences of such Force Majeure.

Article 17

Miscellaneous

17.1	Should any provision of this Agreement be or become invalid or unenforceable, the validity of this Agreement shall not be affected thereby. In lieu of the invalid or unenforceable provision, a fair provision shall apply which, to the extent legally permissible, which comes as close as possible to what the parties have intended economically.

17.2	This Agreement is subject to the laws of the People’s Republic of China. Where such laws are silent, internationally accepted principles shall apply.

17.3	The headings in this Agreement shall not affect the interpretation thereof.

17.4	Each Party shall bear the taxes, if any, relating to the transfer of the Purchased Assets and Businesses contemplated herein as is required by pertinent law. Each Party shall bear their own costs and expenses incurred in connection with the transactions contemplated herein, regardless of whether the transaction is consummated.

17.5	All notices to be issued under, or in connection with, this Agreement shall be in the English and Chinese language and sent by registered mail with acknowledgement with receipt, if to Huayi, to:

Jining Huayi Light Industry Machinery Co., Ltd.

No. 99 Jidian Road 1

Hight-New Technical Industry Developing District

Jining, Shandong 272023 China

Attn: Liu Zhaofu

         Chairman of Board

and if to Kadant WFOE, to:

Kadant Jining Light Industry Machinery Co. Ltd.

c/o Kadant Inc.

One Acton Place, Suite 202

Acton, MA 01720 USA

Attn: President

or at such other address as will be notified by either of the Parties in writing to the other prior to sending of a notice.

17.6	All disputes arising between the Parties out of, or in connection with, this Agreement, including, without limitation, its validity and interpretation, shall be, finally and binding between the Parties, be decided to the exclusion of any state court’s competence by the China International Economic and Trade Arbitration Commission (hereinafter the “CIETAC”) in accordance with the following principles and the rules of CIETAC then in force. The place of arbitration shall be Beijing. The arbitration proceedings shall be in English and Chinese the arbitration panel shall refer to the English and Chinese version of this Agreement only.

17.7	This Agreement is in substitution for all previous agreements between the Parties hereto (including the Letter of Intent dated July 19, 2005 and Memorandum of Understanding dated November 3, 2005).

17.8	No amendment or variation of this Agreement shall be effective unless in writing and signed by and on behalf of each of the Parties.

17.9	Both Parties shall keep this Agreement and the terms and conditions hereunder strictly private and confidential except as may be required by law, any governmental authority, agreed by the other Party or be required to duly perform the obligations hereunder (e.g. to obtain Consents as required by this Agreement). However, the agreement from the other Party shall not unreasonably be withheld. Any publication of the transaction contemplated by this Agreement after Closing shall be made by Kadant WFOE only on its own costs and only after Huayi’s consent, such not unreasonably withheld.

17.10	All Schedules referred to herein, once confirmed by Kadant WFOE and Huayi shall form an integral part of this Agreement.

17.11	None of the Parties shall be entitled to assign or transfer any rights and benefits it is entitled to hereunder without the prior written consent of the other Party.

17.12	This Agreement shall be written in English and Chinese language and both versions shall be equally valid. Six copies in both English and Chinese, each party shall hold one set and the others to be used for various approvals.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by a duly authorized officer as of the date first written above.

Jining Huayi Light Industry Machinery Company

Place:/Date: Jining January 21, 2006

/s/ Liu Zhaofu
Liu Zhaofu
Chairman of the Board

Kadant WFOE, by Kadant Inc. for and on behalf of Kadant WFOE

Place:/Date: Jining January 21, 2006

By:	/s/ Edwin D. Healy
Edwin D. Healy
Vice President

Definitions to be found in

(For reference purposes only)

Agreement	[Preamble]

Assigned Contracts	[Article 1.1(b)]

Accouts Payable	[Article 1.2]

Business Records	[Article 1.1(b)]

Conditions of Closing	[Article 12.1]

Consents	[Article 2.1]

Confidential Information	[Article 5.4]

Closing	[Article 12.1]

Closing Date	[Article 12.1]

Customer(s)	[Article 1.1(b)]

Customer List	[Article 1.1(b)]

CIETAC	[Article 16.6]

Escrow Fund	[Article 7.1]

Effectiveness Date	[Article 13.1]

Fixed Assets	[Article 1.1(a)]

Final Purchase Price	[Article 6.3]

Force Majeure	[Article 15.1]

Huayi	[Preamble]

Huayi Main Assets	[Article 1.1(a)]

Huayi Business	[Article 1.1(b)]

Inventory	[Article 1.1(a)]

Intellectual Property	[Article 1.1(a)]

Kadant	[Preamble]

Kadant WFOE	[Preamble]

Employees	[Article 5.1]

Mortgaged Assets	[Article 2.2]

Preliminary Purchase Price	[Article 6.1]

Purchased Assets and Business	[Article 1.1]

Products	[Preamble]

Registration Confirmation	[Article 3.1]

Territory	[Article 5.1]

Termination Date	[Article 14.1(b)]